MDS Inc. to Announce First Quarter Results and Hold Annual and Special Meeting

Toronto, Canada, March 7, 2006 - MDS Inc. will be announcing its first quarter results on Thursday, March 9th and holding its Annual and Special Meeting of Shareholders later that day.

First Quarter Results
  First quarter results will be announced the morning of Thursday, March 9th, 2006. Information relating to the first quarter will be available at www.mdsinc.com.
  The analyst and institutional investor conference call will be held on Thursday, March 9th at 10:30 a.m. EST. The call will be webcast live at www.mdsinc.com. A recording of the conference call will be available at www.mdsintl.com/news_events/webcasts_presentations.asp or by calling 416-695-5800 and entering access code 3171683.

Media Briefing
  A media briefing with Stephen P. DeFalco, President and Chief Executive Officer, MDS Inc. will take place on Thursday, March 9th, 2006 at 1:00 p.m. EST at the Design Exchange, 234 Bay Street, Toronto, Ontario, Canada.

Annual and Special Meeting
  The Annual and Special Meeting will take place on Thursday, March 9th, 2006 at 4:00 p.m. EST at the Design Exchange, 234 Bay Street, Toronto, Ontario, Canada.
  The Meeting will be webcast live at www.mdsinc.com. A recording of the Meeting will be available at www.mdsintl.com/news_events/webcasts_presentations.asp.

MDS Inc. is a global life sciences company that provides market-leading products and services that our customers need for the development of drugs and diagnosis and treatment of disease. We are a leading global provider of pharmaceutical contract research, medical isotopes for molecular imaging, radiotherapeutics, and analytical instruments. MDS has more than 8,800 highly skilled people in 28 countries. Find out more at www.mdsinc.com or by calling 1-888-MDS-7222, 24 hours a day.

For Further MDS Information Contact:

Yvette Lokker
Manager, Investor Relations
(416) 675-6777 ext. 2993
ylokker@mdsintl.com